Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 24 DATED JUNE 12, 2015
TO THE PROSPECTUS DATED MAY 28, 2014
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated May 28, 2014, Supplement No. 20 dated May 1, 2015, which superseded and replaced all previous supplements to the prospectus, Supplement No. 21 dated May 8, 2015, Supplement No. 22 dated May 27, 2015 and Supplement No. 23 dated June 4, 2015. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;

(2)	updates to our risk factors;

(3)	updates to our management; and

(4)	updates to our conflicts of interest.
OPERATING INFORMATION
Status of Our Public Offering
We commenced our initial public offering on December 6, 2011 for a maximum of $4,000,000,000 in W Shares of common stock. On August 26, 2013, our registration statement, which registered the offer and sale of our W Shares as well as two new classes of our common stock, A Shares and I Shares, was declared effective by the U.S. Securities and Exchange Commission. We are offering up to $4,000,000,000 in shares of common stock of the three classes, consisting of $3,500,000,000 in shares in our primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. As of June 11, 2015, we had accepted investors’ subscriptions for, and issued, approximately 8.9 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $149.8 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
PROSPECTUS UPDATES
Risk Factors
The following information supersedes and replaces the sections of our prospectus captioned “Risk Factors - Risks Related to Our Relationship with Our Advisor and Its Affiliates and Certain Conflicts of Interest - Our officers face conflicts of interest related to the positions they hold with affiliated entities, which could hinder our ability to implement successfully our business strategy and to generate returns to you” on page 40 of the prospectus and “Risk Factors - Risks Related to Our Relationship with Our Advisor and Its Affiliates and Certain Conflicts of Interest - Our officers face conflicts of interest related to the positions they hold with affiliated and unaffiliated entities, which could hinder our ability to successfully implement our business strategy and to generate returns to you” on page 43 of the prospectus.
Our officers and our advisor, including its key personnel and officers, face conflicts of interest related to the positions they hold with affiliated and unaffiliated entities, which could hinder our ability to successfully implement our business strategy and to generate returns to you.
Our president and chief executive officer, Glenn J. Rufrano, also is the chief executive officer of American Realty Capital Properties, Inc. (“ARCP”) and an officer and/or director of Cole Capital®, our advisor, other real estate programs sponsored by Cole Capital and/or one or more entities affiliated with our advisor. In addition, our chief financial officer and treasurer, Simon J. Misselbrook, is also an officer of Cole Capital, our advisor, other real estate programs sponsored by Cole Capital and one or more entities affiliated with our advisor. Our advisor and its key personnel are also key personnel and partners of other real estate programs that have investment objectives, targeted assets, and legal and financial obligations similar to ours and/or the advisor to such programs, and they may have other business interests as well. As a result, these individuals have duties to us and our stockholders, as well as to these other entities and their stockholders, members and limited partners, in addition to business interests in other entities. These duties to such other entities and persons may create conflicts with the duties that they owe to us and our stockholders. There is a risk that their loyalties to these other entities could result in actions or inactions that are adverse to our business and violate their duties to us and our stockholders, which could harm the implementation of our investment strategy and our investment and leasing opportunities.
Conflicts with our business and interests are most likely to arise from involvement in activities related to (1) allocation of new investments and management time and services between us and the other entities, (2) our purchase of properties from, or sale of properties to, affiliated entities, (3) the timing and terms of the investment in or sale of an asset, (4) development of our properties by affiliates, (5) investments with affiliates of our advisor, (6) compensation to our advisor and its affiliates, and (7) our relationship with, and compensation to, our dealer manager. If we do not successfully implement our investment strategy, we may be unable to maintain or increase the value of our assets, and our operating cash flows and ability to pay distributions could be adversely affected. Even if these persons do not violate their duties to us and our stockholders, they will have competing demands on their time and resources and may have conflicts of interest in allocating their time and resources between our business and these other entities. Should such persons devote insufficient time or resources to our business, returns on our investments may suffer.
The following information supersedes and replaces the section of our prospectus captioned “Risk Factors - Risks Related to Our Relationship with Our Advisor and Its Affiliates and Certain Conflicts of Interest - Our advisor faces conflicts of interest relating to joint ventures or other co-ownership arrangements that we may enter into with ARCP, ARCenters or other real estate programs sponsored by Cole Capital, which could result in a disproportionate benefit to ARCP, ARCenters or another program sponsored by Cole Capital” beginning on page 42 of the prospectus.
Our advisor faces conflicts of interest relating to joint ventures or other co-ownership arrangements that we may enter into with ARCP or real estate programs sponsored by Cole Capital, which could result in a disproportionate benefit to ARCP or a real estate program sponsored by Cole Capital.
We may enter into joint ventures with ARCP or a real estate program sponsored by Cole Capital for the acquisition, development or improvement of properties as well as the acquisition of real estate-related investments. Officers and key persons of our advisor also are officers and key persons of other REITs sponsored by Cole Capital and/or their advisors, the general partners of real estate programs sponsored by Cole Capital and/or the advisors or fiduciaries of real estate programs sponsored by Cole Capital. These officers and key persons may face conflicts of interest in determining which real estate program should enter into any particular joint venture or co-ownership arrangement. These persons also may have a conflict in structuring the terms of the relationship between us and any affiliated co-venturer or co-owner, as well as conflicts of interests in managing the joint venture.
In the event we enter into joint venture or other co-ownership arrangements with ARCP or a real estate program sponsored by Cole Capital, our advisor and its affiliates may have a conflict of interest when determining when and whether to buy or sell a particular property, or to make or dispose of another real estate-related investment. In addition, if we become listed for trading on a national securities exchange, we may develop more divergent goals and objectives from any affiliated co-venturer or co-owner that is not listed for trading. In the event we enter into a joint venture or other co-ownership arrangement with another real estate program sponsored by Cole Capital that has a term shorter than ours, the joint venture may be required to sell its properties earlier than we may desire to sell the properties. Even if the terms of any joint venture or other co-ownership agreement between us and ARCP or a real estate program sponsored by Cole Capital grants us the right of first refusal to buy such properties, we may not have sufficient funds or borrowing capacity to exercise our right of first refusal under these circumstances.
Since one or more of the executive officers of us and our advisor are the executive officers of Cole Capital and the advisors to other real estate programs sponsored by Cole Capital, and since Glenn J. Rufrano, our chief executive officer and president, is also the chief executive officer of ARCP, agreements and transactions between or among the parties with respect to any joint venture or other co-ownership arrangement will not have the benefit of arm’s-length negotiation of the type normally conducted between unrelated co-venturers or co-owners, which may result in the co-venturer or co-owner receiving benefits greater than the benefits that we receive. We have adopted certain procedures for dealing with potential conflicts of interest as described in the section of our prospectus captioned “Conflicts of Interest - Certain Conflict Resolution Procedures.”

Management
The following information supersedes and replaces the first paragraph of the section of our prospectus captioned “Management - Executive Officers and Directors” beginning on page 108 of the prospectus.
Glenn J. Rufrano serves as our chief executive officer and president and one of our directors, and Simon J. Misselbrook serves as our chief financial officer and treasurer. We do not directly compensate Messrs. Rufrano or Misselbrook for their services as executive officers of our company, nor do we reimburse our advisor or any affiliate of our advisor for their salaries or benefits. Christine T. Brown serves as our vice president of accounting and principal accounting officer. We do not directly compensate Ms. Brown for her services as a non-executive officer of our company, nor do we reimburse our advisor or any affiliate of our advisor for her salary or benefits. We have provided below certain information about our executive officers and directors.

Name	Age*	Position(s)
Glenn J. Rufrano	65	Chief executive officer and president and director
Simon J. Misselbrook	37	Chief financial officer and treasurer
Christine T. Brown	33	Vice president of accounting and principal accounting officer**
George N. Fugelsang	74	Independent Director and chairman of the board of directors
T. Patrick Duncan	66	Independent Director
Richard J. Lehmann	70	Independent Director
Roger D. Snell	58	Independent Director
* As of June 10, 2015.
** Non-executive officer.
The “Management - Executive Officers and Directors” section beginning on page 108 of the prospectus is supplemented with the following information.
Glenn J. Rufrano has served as our chief executive officer and president and one of our directors since June 10, 2015. Mr. Rufrano also has served as chief executive officer and president of Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC (Cole Income NAV Strategy Advisors), our advisor, since June 10, 2015. In addition, Mr. Rufrano serves in the following positions for certain other programs sponsored by Cole Capital and certain affiliates of Cole Capital:

Entity	Position(s)	Dates
Cole Office & Industrial REIT (CCIT II), Inc., Cole Credit Property Trust V, Inc.	Chief executive officer, president and director	June 10, 2015 - Present

Cole Corporate Income Advisors II, LLC, Cole REIT Advisors V, LLC	Chief executive officer and president	June 10, 2015 - Present
Since April 2015, Mr. Rufrano has served as the chief executive officer and a director of ARCP, the indirect parent of our sponsor, advisor, dealer manager and property manager. Mr. Rufrano has served and continues to serve as a director of Ventas, Inc., a publicly traded senior housing and healthcare REIT, since June 2010 and of O’Connor Capital Partners, a privately-owned, independent real estate investment, development and management firm, since October 2013. He served as chairman and chief executive officer of O’Connor Capital Partners from November 2013 through March 2015. He also served as a director for Columbia Property Trust, Inc., a publicly traded commercial real estate REIT, from January 2015 until March 2015. Previously, Mr. Rufrano was president and chief executive officer of Cushman & Wakefield, Inc., a privately-held commercial property and real estate services company, and a member of its board of directors from March 2010 to June 2013. From January 2008 through February 2010, he served as chief executive officer of Centro Properties Group, an Australian-based shopping center company, and, from April 2007 through January 2008, Mr. Rufrano served as chief executive officer of Centro Properties Group U.S. From 2000 until its acquisition by Centro Properties Group in April 2007, he served as chief executive officer and a director of New Plan Excel Realty Trust, a commercial retail REIT. He was also a co-founder of O’Connor Capital Partners. He presently serves on the Board of New York University’s Real Estate Institute.
Mr. Rufrano was selected to serve as a director because of his extensive real estate and capital markets experience and investment expertise, in addition to his leadership role at ARCP, all of which are expected to bring valuable insight to the board of directors.

George N. Fugelsang has served as non-executive chairman of our board of directors since June 10, 2015 and has served as one of our independent directors since September 2011. Mr. Fugelsang served as a member of the board of directors, audit committee and compensation committee of Cole Credit Property Trust II, Inc. (“CCPT II”) from May 2010, June 2010 and May 2011, respectively, until CCPT II’s merger with Spirit Realty Capital, Inc. in July 2013. From 1994 through 2001, Mr. Fugelsang was chief executive officer of Dresdner Kleinwort Benson North America, the U.S.-based investment banking business of Dresdner Bank AG, where he was responsible for all of Dresdner Bank AG’s activities in North America. From 1996 until 2001, Mr. Fugelsang was also chairman of the board of Dresdner Bank Mexico, S.A., chairman of the board of Dresdner Bank Canada and a member of the board of directors of Dresdner RCM Global Investors LLC. Mr. Fugelsang served on the board of managers of Mrs. Fields’ Famous Brands, LLC from May 2004 until July 2008. Mr. Fugelsang also served on the boards of trustees of the Institute of International Bankers and the Thunderbird School of Global Management, and as a member of the board of directors of Advanced Research Technologies of Montreal, Canada. He was also a member of the board of the New York City Partnership, the German American Chamber of Commerce, Inc., and a director of the Foreign Policy Association in New York. Mr. Fugelsang formerly served on the advisory board of the Monterey Institute of International Studies, an affiliate of Middlebury College. Mr. Fugelsang was selected to serve as a director because of his experience as the chief executive officer of an investment bank, his extensive financing experience and his general business accomplishments, all of which are expected to bring valuable insight to the board of directors.
Effective as of June 10, 2015, Michael T. Ezzell resigned as one of our directors, our chairman of the board of directors, our chief executive officer and our president. In addition, effective as of June 10, 2015, Mr. Ezzell resigned as the chief executive officer and president of Cole Income NAV Strategy Advisors and as president and treasurer of Cole Capital Corporation, our dealer manager. Accordingly, all references to Mr. Ezzell in the prospectus are hereby supplemented with the aforementioned information.
Conflicts of Interest
The following information supersedes and replaces the eighth paragraph of the section of our prospectus captioned “Conflicts of Interest - Interests in Other Real Estate Programs and Other Concurrent Offerings” beginning on page 139 of the prospectus.
Due to the ARCP Merger and Glenn J. Rufrano’s positions as our chief executive officer and president and as chief executive officer of ARCP, we are now subject to conflicts of interest arising out of our relationship with ARCP, which also has investment objectives, targeted assets, and legal and financial obligations similar to ours. ARCP and any real estate program sponsored by Cole Capital, whether or not existing as of the date of this supplement, could compete with us in the sale or operation of our assets. We will seek to achieve any operating efficiencies or similar savings that may result from affiliated management of competitive assets. However, to the extent that such programs own or acquire property that is adjacent, or in close proximity, to a property we own, our property may compete with the other program’s property for tenants or purchasers. In addition, Mr. Rufrano will have competing demands on his time and resources and may have conflicts of interest in allocating his time and resources between our business, ARCP and any real estate program sponsored by Cole Capital.
The following information supersedes and replaces the second paragraph of the section of our prospectus captioned “Conflicts of Interest - Other Activities of Our Advisor and Its Affiliates” on page 141 of the prospectus.
Our president and chief executive officer, Glenn J. Rufrano, is also the chief executive officer of ARCP and an officer and/or director of Cole Capital, our advisor, other real estate programs sponsored by Cole Capital and one or more entities affiliated with our advisor. In addition, our chief financial officer and treasurer, Simon J. Misselbrook, is also an officer of Cole Capital, our advisor, other real estate programs sponsored by Cole Capital and one or more entities affiliated with our advisor. As a result, each of our executive officers owes duties to these other entities, as applicable, which may conflict with the duties that he owes to us and our stockholders.

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